FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 30, 2013	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager

OTHER NEWS

Subject- Cessation of director,book closure dates for Annual General
Meeting and payment of dividend

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) that Mr. Sridar Iyengar, a non-executive Director of the Bank has completed his tenure of eight years as prescribed under the Banking Regulation Act, 1949 and ceased to be a Director effective April 30, 2013.

The Bank has also informed BSE and NSE that the Register of Members & Share Transfer Books of the Company will remain closed from June 1, 2013 to June 24, 2013 (both days inclusive) for the purpose of payment of dividend and Annual General Meeting (AGM) of the Company to be held on June 24, 2013.

This is in the context of the dividend recommended by the Board of Directors at its meeting held on April 26, 2013 as per the details given below:

1.	A dividend of Rs. 100/- per preference share on 350 preference shares of the face value of Rs. 1 crore each; and

2.	A dividend of Rs. 20/- per equity share of face value of Rs. 10/- each, subject to requisite approvals.

The payment date for the dividend, subject to approval of the same by the shareholders at the AGM, will be June 25, 2013.